SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                 General Form for Registration of Securities of
                             Small Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              HYATON ORGANICS INC.
              (Exact name of Small Business Issuer in its charter)

                Nevada                                      86-0913555
    (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                     Identification No.)


                               755 Burrard Street
                                    Suite 440
                   Vancouver, British Columbia, Canada V6Z IX6
                    (Address of principal executive offices)

                    Issuer's telephone number: (604) 602-1981
                           --------------------------

Securities to be registered under Section 12(b) of the Act:

        None

Securities to be registered under Section 12(g) of the Act:

        Common Stock

        With the exception of historical facts stated herein, the following discussion may contain forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially include, in addition to other factors identified in this report, the Company's operating losses, its need for additional capital, its ability to commercially develop its proposed products, and dependence on key personnel, all of which factors are set forth in more detail in the sections entitled "Certain Considerations" and "Management's Discussion and Analysis or Plan of Operation" herein. Readers of this report are cautioned not to put undue reliance on "forward looking" statements which are, by their nature, uncertain as reliable indicators of future performance. The Company disclaims any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise.

        In this statement, all dollar amounts are expressed in United States dollars unless otherwise stated.

                                            PART I.

Item 1.  Description of Business

                                     BUSINESS DEVELOPMENT

Historical Information

        Hyaton Organics Inc. ("Hyaton" or the "Company") was incorporated in Nevada on August 20, 1996, under the name Hayoton Company Incorporated as a management company for resorts and hotel properties. In September 24, 1996, the Company changed its name from Hayoton Company Incorporated to Hyaton Company Incorporated and then to Hyaton Organics Inc. on October 21, 1999. The Company was dormant until June of 1997 when the Board reevaluated its business plan and decided to focus the Company's business on commodity production and/or purchase and resale of same through strategic alliances with leading environmental corporations.

        As part of the Company's new business plan, on November 2, 1998, the Company entered into a Plan and Agreement of Reorganization ("Reorganization Agreement") with Kafus Industries Ltd. ("Kafus"), a British Columbia corporation. Under the Reorganization Agreement, the Company issued to Kafus 20,000,000 shares of its Common Stock in exchange for all of the Common Shares of Camden Agro-Systems Inc. ("Camden"), an Ontario corporation, owned by Kafus. Prior to the reorganization, Kafus owned 9,000 common shares of Camden, constituting 90% of Camden's outstanding common shares. As a result of the reorganization, Kafus owns approximately 72.6% of the Company's outstanding shares of Common Stock and the Company's primary business interest is Camden. Unless otherwise indicated, reference to "Hyaton" or the "Company" shall mean Hyaton Organics Inc. and its wholly-owned subsidiary, Camden Agro-Systems Inc.

        Further, as part of the Reorganization Agreement, the Company is required to issue one additional common share to Kafus for each $.20 of aggregate earnings before interest, taxes, depreciation and amortization of Camden accumulated during the period beginning on the closing date of the reorganization and ending upon the earlier of: (a) two years from November 2, 1998, or (b) eighteen months from the commencement of commercial operations by a Camden plant.

Camden Agro-Systems Inc.

        The Company's primary asset is its interest in Camden, and all of the Company's operations are conducted by Camden. Camden is a development stage company that intends to develop turnkey facilities capable of producing organic-based fertilizers from animal residues such as hog and poultry manure. Prior to January 1999, Camden also was planning the development of facilities for the production of animal feed from food waste.

        Camden  Agro-Systems  Inc. was  incorporated  under the Ontario Business
Corporation  Act  (1982)  on  November  24,  1994 for the  purpose  of  business management, consulting and product development. For at least the past three years, Camden has primarily focused its business on the development of converting organic waste into animal feed and animal residues into organic fertilizer. Camden believes that there are environmental pollution concerns from animal residues. Many governmental authorities are invoking stringent environmental laws and regulations regarding pollution, contamination and the accumulation and disposal of waste products such as animal residues. Camden believes that it is developing a waste management process by reducing pollution in ground and surface waters and by providing a valuable source of nutrients and organic material for plant production.

         Since February 1998, Camden had been operating a pilot program for an organic waste processing facility at Bartow, Florida ("Bartow Plant"). At the Bartow Plant, Camden processed organic waste supplied by dairy, bakery and ice cream makers into animal feed supplements. During the pilot program, Camden entered into an exclusive marketing distribution agreement with Miracle Feeds of Canada, Ltd., whereby Miracle Feeds of Canada agreed, subject to certain conditions, to purchase all of Camden's animal feed supplement produced by Camden at its Bartow Plant. In light of the agreement with Miracle Feeds of Canada, Camden began to upgrade its Bartow Plant to full commercial production. At full production, the Bartow Plant would have been capable of producing approximately 22,000 short tons of animal feed per year. In addition, Camden was negotiating a product buy-out agreement with an animal feed supplier, and was in the planning stages for an animal feed plant in Lakeland, Florida.

        In January 1999, Camden decided to discontinued its animal feed from food waste program and to concentrate its energy and resources on its organic fertilizer products. Camden believed that in light of its limited capital and resources, the animal feed market was smaller than the organic fertilizer market and that such market provided Camden a better and faster opportunity to earn revenues. Further, because Camden's proposed animal feed processing may be subject to duplication by competitors, this could have the effect of increasing Camden's competitors. As a result of this decision, Camden allowed its lease at the Bartow Plant to expire, and ceased all animal feed research and development including its operations at the Bartow Plant and proposed construction project in Lakeland, Florida. Notwithstanding its current decision, the Company may, in the future, resume the development of animal feed from organic waste.

        Organic Fertilizer Products

        Since the redirection of Camden's business in January 1999, Camden has focused on developing organic fertilizer products from animal residues. Camden believes that the organic fertilizer market provides great potential for the sale of Camden's organic fertilizers, and justified the continued research and development of proprietary organic fertilizers. Since 1996, Camden has been collaborating with experts in crop science, animal sciences, agronomy, fertilizers, and equipment manufacturers to research and test its organic fertilizer process and proposed products in Canada, the United States and abroad.

        In 1998, Camden narrowed its organic fertilizer research by selecting organic waste materials, such as animal residues that have been aerobically processed under specific, optimally controlled conditions. The resulting materials have then been used to manufacture three new products. These products were initially marketed under the brand VERDANT ORGANIC. However in 1999, Camden applied for TRULY ORGANIC(TM) as its trademark in the United States. This application is currently pending. These proposed products are as follows:

       - Pure Organic Fertilizer Blends, to be marketed as TRULY ORGANIC(TM) MTO series, are a basic product from which all other Camden fertilizer formulas will be based upon. They are designed to supply nitrogen (N), phosphorus (P), and potash (K) to plants as required on a bio-modulated release basis. The composition of the Pure Organic Fertilizer Blends is designed to restore and maintain soil organic matter quality and quantity, to improve soil aggregation and porosity to increase water infiltration and retention, to enhance gas and cation exchange, to improve root growth, and to reduce water and wind erosion;

       - Enhanced Organic Fertilizer Blends, to be marketed as TRULY ORGANIC(TM) MTE series, are organic in origin, then enhanced with chemical nutrients. The chemical nutrients are added to the organic blend to meet individual crop requirements such as radishes, lettuce, and tomatoes; and

       - Growing Media, to be marketed as TRULY ORGANIC(TM) GROWING MEDIA, is a new proposed product line that can be used as a substrate for the cultivation of greenhouse plants, a potting soil or a soil supplement to home gardens. This product line is manufactured from organic raw materials which contain sufficient naturally-occurring quantities of nitrogen, phosphorus, potash and other essential elements for commercial plant growth.

        Camden plans to market Camden's organic fertilizer products by engaging compatible corporate partners to market and distribute its organic fertilizer products as well as large volume end users and home and garden distributors/retailers. For example, Camden is seeking a company for an exclusive buy-out of all Camden's organic fertilizer products.

        As part of its business redirection, Camden is proposing to develop a 52 acre organic fertilizer facility located in North Carolina. Camden proposes to convert organic fertilizer from animal residues acquired from local farmers. Camden intends to use its process originally developed at the Bartow Plant as a template for creating similar organic fertilizer facilities utilizing their modular design and manufacturing process. Camden has filed a patent application in the United States for this process. See "Camden Agro-Systems Inc. - Patents and Trademarks."

        The Camden Agro-System Process

        The Camden process is a procedure in which animal residues such as poultry and hog manure is treated and recycled into organic fertilizers. The principal steps are (a) receipt and mixing of the organic waste materials, (b) aerobic processing (which is similar to composting), (c) mixing the composting material with plant nutrients, and (d) post aerobic processing and packaging.

        Camden intends to exploit its process by establishing organic fertilizer manufacturing facilities internationally. In order to meet this objective, Camden believes that it must:

        - Enter into long-term, supply agreements from organic waste generators such as farmers in the case of animal waste;

        -      Use its proprietary manufacturing process; and

        - Enter into long-term marketing and product buy-out agreements from reputable companies.

        Camden believes that its proposed organic fertilizer manufacturing facilities can be developed worldwide. In determining an area that may be conducive to one of Camden's facilities, Camden considers the following:

         - Identification of those areas that have documented organic waste management problems, and can generate sufficient volumes of animal residues to sustain an organic fertilizer operation;

         - Active industry associations that are willing to work with Camden in identifying solutions for organic waste such as animal residues; and

         - Active local and state governments that are willing to work with Camden in identifying solutions for organic waste such as animal residues.

        In applying the above criteria, Camden has selected North Carolina as its first proposed organic fertilizer processing plant. During the evaluation process, Camden noted that the state of North Carolina had a large number of both poultry and hog producers, had active state and national associations for poultry and hog producers, provides incentives to poultry producers to remove animal residues through a secondary process or where land application is avoided, and had a mild climate that allowed year-round plant operations and allowed animal residue transportation without damage due to weather, such as freezing.

        On May 19, 1999, Camden entered into a letter of intent to acquire approximately 52 acres in Merry Hill, North Carolina. The property is currently permitted as a composting facility and Camden intends to retrofit it to convert animal residues into organic fertilizer products. The proposed purchase price is approximately $750,000 to be paid in part by cash and the assumption of certain debt. The letter of intent expired on October 15, 1999. However, Camden and the owner are still in discussion regarding the acquisition. The acquisition of the property is subject to Camden, through the Company, raising sufficient funds to pay for the property and no assurance can be given that Camden will be able to complete the acquisition.

        Research and Development

        Camden has conducted its research and development in conjunction with universities and governmental agencies. In 1996, Camden conducted two livestock feeding and fertilizer trials at Kansas State University, Kansas. During the process, several short tons of organic waste were processed into two livestock feed supplements and one organic-based fertilizer. The livestock feeding trial conducted by Kansas State University involved 70 heads of cattle, and the fertilizer trial consisted of comparing grain sorghum yields in a series of replicated field plots. The trials indicated that animal residues can be used as a supplement to livestock feed and that animal residues used in organic-based fertilizers could exceed commercial fertilizers in yield/acre.

        More recently, between September 1998 and February 1999, Camden, in cooperation with the Eastern Cereal & Oilseed Research Centre, a Division of Agriculture and Agri-food Canada, Ottawa, Ontario, conducted a joint research project that assessed the physical, chemical and agronomic characteristics of Camden's organic fertilizer blends and growing media, TRULY ORGANIC(TM) MTO, TRULY ORGANIC(TM) MTE, and TRULY ORGANIC(TM) GROWING MEDIA, compared to traditional growing media and chemical fertilizers. Tests were conducted on three major types of crops: a leafy crop (lettuce); a root crop (radish); and a fruit crop (tomato). Results of the trials indicate the performance of Camden's organic fertilizer blends met or exceeded that of other chemical fertilizers.

        Agriculture and Agri-food Canada is a Canadian governmental agency that promotes the development, adaptation and competitiveness of the agriculture and agri-food sector through policies and programs that are most appropriately provided by the Canadian federal government. The overall goal is to help the sector maximize its contribution to Canada's economic and environmental objectives and achieve a safe, high quality food supply while maintaining a foundation for agriculture. Since 1997, Camden has expended approximately $193,000 for research and development of its organic products, and Camden has committed an additional Cdn $60,000 for comparative testing and further development of its organic fertilizer blends at Agriculture and Agri-food Canada.

        The development of Camden's organic fertilizers blends and growing media is in their initial stages. No assurance can be given that Camden will be able to produce the same test results under commercial production conditions.

        Sources and Availability of Raw Materials

        Camden's main source of raw materials for its organic fertilizer products will be animal residues initially consisting of poultry manure and hog manure. Camden believes that there is a great supply of these ingredients. Camden intends to enter into by-products supply agreements with initially poultry and hog farmers located in North Carolina. Under the by-products supply agreement, the farmers will supply Camden with animal residues meeting certain specifications. Camden will pay the farmer for the animal residues with the right to receive any state incentives for the disposal of the animal residues. Due to the increase in organic waste material, some states such as North Carolina provide incentives and/or subsidies to companies that recycle organic waste.

        Customers

        At this time, because Camden is in the development stage it has no customers.

        Competition

        Camden is directly and indirectly in competition with other fertilizer businesses, including other organic recycling facilities. Further, many of Camden's competitors have greater production capacity and greater financial resources and, therefore, may be better able to compete in the domestic and international market. Competing technology may also be developed by the other companies in the industry. Further, many of Camden's competitors may take action such as price reductions to keep their markets and hinder Camden's ability to sell its products. There can be no assurance that Camden will be able to develop a competitive position in the fertilizer industry.

        Patents and Trademarks

        In the course of Camden's ongoing organic fertilizer research, it has developed various technological innovations in the areas of manufacturing process as well as products. At June 24, 1999, the Minister of Agriculture and Agri-food Canada on behalf of Camden applied for patents in the United States for its three product lines: Pure Organic Fertilizer Blends, Enhanced Organic Fertilizer Blends, and Growing Media. Collectively, the applications include composition claims for its organic fertilizers and manufacturing processes. In conjunction with the evaluation of Camden's organic products, the patents were transferred to Camden. These patent applications are currently pending.

        No assurance can be given that Camden's manufacturing process will be granted a patent, or if granted, that it will afford protection against a competitor. Further, any patent issued to Camden could be challenged, invalidated or circumvented by others. Further, since patent applications in the United States are maintained in secrecy until the patent is issued, Camden cannot be certain that others have not filed patent applications directed toward inventions covered by its pending patent applications or that it was the first to file patent applications on such inventions. There can also be no assurance that any application of Camden's technologies will not infringe patents or proprietary rights of others or that licenses that might be required for Camden's processes or products would be available on reasonable terms. The extent to which Camden may be required to obtain licenses from others, the cost and the availability of such licenses are unknown.

        Camden also makes use of its trade secrets or "know-how" developed in the course of its research and development in the area of manufacturing process. To the extent that Camden relies upon trade secrets, unpatented know-how and the development of improvements in establishing and maintaining a competitive advantage in the market for Camden's products, there can be no assurances that such proprietary technology will remain a trade secret or that others will not develop substantially equivalent or superior technology to compete with Camden's products.

        Camden has filed a trademark for "TRULY ORGANIC" in the United States. The trademark is currently pending.

        If Camden becomes involved in litigation regarding its intellectual property, it could consume a substantial portion of Camden's resources. Camden may lack the financial resources to defend its intellectual property claims or to prosecute infringements by others.

Environmental Regulations

        The location, construction, and operation of organic fertilizer facilities are regulated by state and federal environmental laws. Obtaining local approvals and state air, water and operating permits is a detail and complex process. This may especially be true where the proposed facility is to be located in or near urban areas. Requisite approvals to be obtained in most jurisdictions include Local Planning Board, Zoning Boards, Solid Waste and Water Disposal Boards, Composting Operation Permits, Air Permits and Building Permits.

Employees. As of September 30, 1999, the Company, and its subsidiary, had a total of eight employees.

                                    CERTAIN CONSIDERATIONS

        In addition to the other information presented herein, the following should be considered carefully in evaluating the Company and its business. This information contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere herein.

        Lack of Profits and Going Concern Opinion. For the years ended September 30, 1997 and 1998, and for the period from October 31, 1998 to December 31, 1998, the Company incurred net losses of $22,059, $268,548, and $126,131, respectively. For the six months ended June 30, 1999, the Company incurred a loss of $216,237. As a result of these losses and negative cash flows from operations, the Company's auditors' report on the Company's consolidated financial statements include an additional paragraph which refers to uncertainties as to the Company's ability to continue to operate as a going concern.

        Development Stage Company. Hyaton is in its development stage and, at this time, is in the research and development stage. The Company has no commercial products. Although under test conditions, the Company's proposed organic fertilizers performed as well, if not better, than traditional chemical fertilizers, no assurance can be given that the Company will be able to achieve the same results under commercial conditions. Further, Hyaton will face the same challenges experienced by other development stage companies, including, but not limited to, developing market acceptance for its proposed products.

        Need for Additional Capital. The Company believes that it will need additional working capital to finance and develop organic fertilizer facilities and for its operations in 1999 and 2000. No assurance can be given that the Company will be successful in raising capital for its projects or, if raised, that it will be on terms favorable to the Company. In the event the Company is required to raise additional capital through private placement of its equity securities, such placement of equity securities will have the effect of diluting existing shareholders' ownership interest in the Company. If the Company is unable to raise sufficient funds to finance these projects, the Company may not be able to complete its projects which will have an adverse effect on the Company's business objectives.

        Dependence on Key Personnel. The Company is dependent on Mr. Robert Novitsky, President, for his expertise. The loss of Mr. Novitsky could have a material adverse effect upon the Company.

        Concentration of Stock Ownership. As of September 30, 1999, Kafus owned 20,000,000 shares of Common Stock of the Company constituting approximately 72.6% of the outstanding shares. As a result of its ownership, Kafus will have substantial control over corporate matters without seeking other shareholder approval, including the election of directors and approval of significant corporate transactions. Further, such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

        Authorization of Preferred Stock; Possible Anti-Takeover Effects. The Board of Directors is authorized to issue Preferred Stock and to determine the dividend, liquidation, conversion, redemption and other rights, preferences, and limitations of such shares without further vote or action of the stockholders. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preference Stock with dividend, liquidation, conversion, or other rights which could adversely affect the voting power or the rights of the holders of the Common Stock. In the event of such issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging and delaying or preventing a change in control of the Company.

        No Dividends. The Company has not paid cash dividends on its Common Stock since its inception and does not anticipate any cash dividends on the Common Stock in the foreseeable future. For the foreseeable future, the Company intends to reinvest the earnings of the Company, if any, in the development and expansion of its business.

Item 2.  Management's Discussion and Analysis or Plan of Operation

General

        The following discusses the Company's financial condition and results of operations based upon the Company's consolidated financial statements which have been prepared in accordance with generally accepted accounting principles.

        The Company was formed on August 20, 1996, to evaluate businesses for possible acquisition. Effective November 2, 1998, the Company completed a reorganization with Kafus whereby the Company issued 20,000,000 shares of its Common Stock in exchange for Kafus' 9,000 common shares of Camden. Through Camden, the Company is in the business of management consulting and product development, and the Company's efforts have focused primarily on the development of organic fertilizers from animal waste.

        The following information discusses the Company's results of operations for the years ended September 30, 1997 and 1998, three months ended December 31, 1998, and for the six months ended June 30, 1999. Because the Company is in the development stage, the following financial information may not be indicative of the Company's operations in the future.

Results of Operations

For the six months ended June 30, 1999.

        Revenues. For the six months ended June 30, 1999, the Company's cost of goods sold exceeded gross revenues by $1,702.

     Expenses. Total expenses for the six months ended June 30, 1999, were $214,535. Most of the expenses consisted of consulting and professional fees related to the development of the Company's organic fertilizers.

     Net Loss. The Company incurred a net loss of $216,237 for the six months ended June 30, 1999, primarily related to the lack of revenues.
For the three months ended December 31, 1998.

     Revenues. Revenues for the three months ended December 31, 1998, were $36,465. Revenues were primarily derived from contract services regarding environmental studies.

     Expenses. Total expenses for the three months ended December 31, 1998, were $162,596, consisting primarily of consulting and other professional fees, product development and research costs and administrative and other expenses. Consulting fees related to engineer and administrative services provided to the Company. Product development and research costs relate primarily to the development of organic animal feed from organic waste and organic fertilizers from animal residues, patent applications for organic fertilizers and project costs for consulting services rendered. As previously discussed, during the beginning of 1999, the Company began to concentrate its efforts toward the development of organic fertilizers from animal residues.

     Net Loss. The Company had a net loss of $126,131 for the three months ended December 31, 1998.

Year ended September 30, 1998 compared to Year ended September 30, 1997.

     Revenues. Revenues for the year ended September 30, 1998, were $2,805 compare to no revenues for the year ended September 30, 1997. Revenues were primarily derived from contract services regarding environmental studies.

     Expenses. Total expenses for the year ended September 30, 1998, were $271,353 compared to total expenses of $22,059 for the year ended September 30, 1997. During the year ended September 30, 1998, expenses increased substantially in consulting and other professional fees, product development and research costs and administrative and other expenses. Consulting fees related to engineer and administrative services provided to the Company. Product development and research costs relate primarily to the development of organic animal feed and fertilizers from animal residues.

     Net Loss. For the year ended September 30, 1998, the Company had a loss of $268,548 compared to a loss of $22,059 for the year ended September 30, 1997. The substantial loss incurred during the year ended September 30, 1998, can be attributed to the increase in total expenses related to the development of the Company's proposed products.

Liquidity and Capital Resources

     The Company is a development stage company that intends to develop and market fertilizer derived from animal residues. At this time, the Company has no substantial revenues, and does not anticipate any substantial revenues until it is able to develop and sell its products. Previously, the Company has received loans to fund its operations and provide working capital. It is anticipated that the Company will continue to finance its operations through loans and equity and debt financings. As of December 31, 1998 and June 30, 1999, the Company's working capital deficit was $400,782 and $642,916.

Impact of the Year 2000 Issue

        The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's, or its suppliers' and customers' computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

        Because the Company is in the development stage and has no significant operations, the Company does not anticipate that its software or computer systems will require any significant modification or replacement in response to the Year 2000 Issue. In the Company's assessment, the Year 2000 Issue will not materially affect the specific operations of the Company and its subsidiary.

        The Company will ensure that any future proposed plant will comply with Year 2000 standards.

Item 3.  Description of Property

        The Company, through Camden, leases 900 square feet of office space in an office building located at 2285 St. Laurent Boulevard, Unit 16, Ottawa, Ontario, Canada. The lease has no fixed terms and may be terminated within 30 days written notice. The Company pays a monthly rent of approximately CDN $1,700.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

                                    PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of October 15, 1999, certain information with respect to the beneficial ownership of the Company's Common Stock by (a) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (b) each executive officer and director of the Company, and (c) each director and executive officer of the Company and its subsidiary as a group.

                                                                     Percentage
                                                     Number of      Beneficially
Name and Address                                     Shares(1)          Owned
-----------------------------                      -----------      ------------
Kafus Industries Ltd.                             20,000,000           72.6%
755 Burrard Street, Suite 440
Vancouver, British Columbia
Canada   V6Z 1X6
Robert Novitsky                                      245,000(2)          *

                                                                     Percentage
                                                     Number of      Beneficially
Name and Address                                     Shares(1)          Owned
-----------------------------                      -----------      ------------

Manfred Schultz                                      100,000(3)          *
Michael McCabe                                        25,000(3)          *
Peter Schlesinger                                     25,000(3)          *
Milton Datsopoulos                                    25,000(3)          *
Gordon C. Robinson                                    25,000(3)          *
Paul McClory                                          25,000(3)          *
Lynda Murdock                                         10,000(3)          *
Fiama Walker                                           5,000(3)          *
All directors and executive officers as a            485,000(3)         1.7%
group (9 persons)


*       Represents less than 1%.

(1) Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) As of October 15, 1999, Mr. Robert Novitsky holds an option to exchange his ten percent (10%) interest in Camden (which represents 1,000 shares of Camden's common shares) for 120,000 shares of the Company's Common Stock. See "Item 7. Certain Relationship and Related Transactions." Also includes options to purchase 125,000 shares of Common Stock.

(3) Represents options exercisable within 60 days to purchase shares of Common Stock.

Item 5.  Directors, Executive Officers, Promoters and Control Persons


                                          MANAGEMENT

Executive Officers and Directors

        The directors and executive officers of the Company as of September 30, 1999, are as follows:


            Name                   Age      Office or Position                   Held Position Since
Executive Officers and Directors
of the Company:

Robert Novitsky                    52       President, Director                         1999
Manfred Schultz                    51       Vice President, Director                    1999
Michael McCabe                     42       Chief Financial Officer, Director           1998
Peter Schlesinger                  65       Director                                    1999
Milton Datsopoulos                 59       Director                                    1999
Gordon Robinson                    59       Director                                    1999
Paul McClory                       59       Director                                    1999
Lynda Murdock                      38       Treasurer                                   1999
Fiama Walker                       54       Secretary                                   1999
Executive Officers of Camden:
Robert Novitsky                    52       President                                   1996
Manfred Schultz                    51       Vice President of Business                  1999
                                            Development


     The following sets forth the principal occupations during the past five years of the directors and certain executive officers of the Company and executives of its subsidiary.

     Robert L. Novitsky has been the President and Director of the Company since March 1999 and has been with the Company since 1998. Mr. Novitsky has also been the President of Camden since 1996. Mr. Novitsky was a Director of The CanFibre Group Ltd. from August 1992 to December 1997. Since 1990, Mr. Novitsky has been President and Director of Notra Environmental Services Inc. and Notra Marine. From 1989 to 1990, he was Executive Vice-President in charge of management for Amtek Engineering Service Incorporated, an engineering consulting company. From 1986 to 1990, he was President of SSI Monenco Limited and responsible for all corporate activities associated with that professional engineering company. He has a Bachelor degree in Chemical Engineering from Royal Military College in Kingston, Ontario, an Ocean Engineer degree from MIT and a Master of Science in Materials Engineering and Science from MIT.

     Manfred W. Schultz has been the Vice President of Business Development of the Company since September 1, 1999, and Director of the Company since August 1999. Mr. Schultz has also worked with Camden on a consultative basis since June 1999. From 1995 to 1999, Mr. Schultz worked as a business consultant for various businesses and held senior executive and Director positions at Integrated Resources Corp. and Northern Ostrich Corp. From 1987 to 1995, he founded and was President and Chief Executive Officer of Koala Beverages Ltd. where he was responsible for development and overall management. He has a Bachelor of Arts degree in Economics from the University of Western Ontario.

     Michael McCabe has been Chief Financial Officer and a Director of the Company since 1998. Since 1997, Mr. McCabe has served as President and a Director of Kafus Industries Ltd. From 1996 until May 1997, Mr. McCabe was
Managing Director of Project Finance for Key Global Finance Ltd. in Boston, Massachusetts. From 1991 to 1996, he was Senior Vice President of BTM Capital Corporation. He has a BS in Chemistry and Physics from Bridgewater State College, an MS in Chemical Engineering from Purdue University, and an MBA in Finance from Pace University.

     Peter Schlesinger has been a Director of the Company since August 1999. Since December 1993 Mr. Schlesinger has been a Director of, and since March 1998, Chairman of the Board and Chief Financial Officer of, MGPX Ventures Inc. Now self-employed, Mr. Schlesinger was a partner of a Canadian stockbrokerage firm, Annett Partners, for ten years and manager of a Bermuda investment company, Tatra Ltd., since 1974. He was president of Halton Insurance, a Bermuda insurance company, listed on The Toronto Stock Exchange, from 1988 to 1994. For ten years he has also served as president of the Canadian Parkinson Disease Foundation. Mr. Schlesinger has a BS in Psychology and Economics, and a MBA in Finance from Columbia University.

     Milton Datsopoulos became a Director of the Company on October 15, 1999. Mr. Datsopoulos has also been a director of Kafus since March 25, 1998. Since 1974, Mr. Datsopoulos has been a partner of Datsopoulos, MacDonald & Lind, P.C., attorneys at law.

     Gordon Robinson became a Director of the Company on October 15, 1999. Mr. Robinson has also been a director of Kafus since March 25, 1998. Since 1992, Mr. Robinson owns and operates a home improvement business.

     Peter McClory was appointed to the Board of Directors on October 15, 1999. He was also director of Kafus from June 11, 1996, until 1998. For over the past five years, Mr. McClory, through his wholly-owned company Willow Holdings, Inc., has been a consultant to several public and private companies including Kafus and North American Tire Recycling Ltd.

     Lynda Murdock was appointed Treasurer to the Company on October 15, 1999. Since July 1999, Ms. Murdock has been Senior Vice President of Taxation, Audit and Accounting for Kafus. Prior to her time with Kafus, Ms. Murdock has spent the last 15 years in public accounting practice, most recently as a Tax Partner with KPMG LLP of Canada. Ms. Murdock is a Chartered Accountant.

     Fiama Walker has been Secretary of the Company since September 16, 1999. Ms. Walker has been Assistant Corporate Secretary and Manager of Compliance of Kafus since July 7, 1998. For the last 25 years, Ms. Walker worked as a paralegal and legal assistant for various law firms in British Columbia, specializing in corporate and commercial law. She has completed diploma courses in business administration, accounting and law from various colleges and universities in British Columbia.

Item 6.  Executive Compensation

Executive Compensation.

        None of the Company's directors, officers, or employees or officers and employees of its subsidiaries earned in excess of $100,000 for the three months ended December 31, 1998.

        The following table sets forth, for each of the compensation of the Company's president during the last three complete fiscal periods. No other officers received annual compensation in excess of $100,000 during the last three complete fiscal periods.


                           SUMMARY COMPENSATION TABLE
                                                                                                Long Term Compensation
                                                                              ------------------------------------------------------
                                             Annual Compensation                          Awards                  Payout
                               ---------------------------------------------- ------------------------------   -------------



                                                                                Restricted    Securities
                                                              Other Annual         Stock      Underlying       LTIP      All Other
Name and Principal                                            Compensation       Award(s)       Options       Payout     Compensa-
Position               Period       Salary       Bonus ($)         ($)              ($)           (#)           ($)      tion ($)
----------------------------------------------------------------------------- ---------------------------- -------------------------

Robert L. Novitsky      1998      $10,149(1)            -          -                 -             -             -           -
President
Daniel Hodges(2)        1998       $60,000           -             -                 -             -             -           -
President


(1) Mr. Novitsky has been receiving a salary in the form of consulting fees of Cdn $3,383 per month for serving as the president of Camden. The figure $10,149 represents three months' salary. He currently does not receive any salary for serving as the President of the Company.

(2)     Mr.  Hodges  resigned as president on  November 10, 1998.   During 1998,
        Mr. Hodges was paid consulting fees of $60,000.

        At this time, the Company does not pay its directors compensation as serving as such and for their attendance at board meetings. Further, at this time, the Company does not provide pension, retirement or similar benefits to its officers and directors.

Outstanding Options Granted to Directors and Executive Officers.

        The following table provides information relating to share options granted to executive officers of the Company, and directors and certain executive officers of the Company and its subsidiary, Camden, as a group, and outstanding as of October 15, 1999. No options were granted to either officers or directors of the Company as of December 31, 1998.


       Name                  Number of Options         Exercise Price           Expiration Date
------------------           -----------------         --------------           ---------------

Robert Novitsky                    125,000                  $1.50               October 13, 2004
Michael A. McCabe                   25,000                  $1.50               October 13, 2004



       Name                  Number of Options         Exercise Price           Expiration Date
------------------           -----------------         --------------           ---------------

Peter Schlesinger                   25,000                  $1.50               October 13, 2004
Manfred W. Schultz                 100,000                  $1.50               October 13, 2004
Milton Datsopoulos                  25,000                  $1.50               October 13, 2004
Gordon Robinson                     25,000                  $1.50               October 13, 2004
Paul McClory                        25,000                  $1.50               October 13, 2004
Lynda Murdock                       10,000                  $1.50               October 13, 2004
Fiama Walker                         5,000                  $1.50               October 13, 2004
Officers and Directors as          365,000
a group (9 persons)


        In addition to the foregoing, the Company has granted to its employees five-year options to purchase, in the aggregate, 55,000 shares of Common Stock of the Company at $1.50 per share. The Company has also granted an option to purchase 500,000 shares of Common Stock to The Samarac Corporation Ltd. ("Samarac") for consulting purposes. See "Certain Relationships and Related Transactions."

Item 7.  Certain Relationships and Related Transactions

        In connection with the Reorganization, Mr. Novitsky and the Company entered into an agreement pursuant to which Mr. Novitsky has the option to exchange his 1,000 shares in Camden, representing 10% of the outstanding Camden common shares, for 120,000 shares of Common Stock of the Company.

        On October 14, 1999, the Company granted a five year option to purchase 500,000 shares of Common Stock of the Company at an exercise price of $1.50 per share to Samarac. Samarac intends to provide international development contracts for Hyaton's products. Samarac is an approximate 38.82% shareholder of Kafus, and is controlled by Mr. Kenneth F. Swaisland, Chief Executive Officer of Kafus.

        The Company pays rent for office space to Notra Environmental Services Incorporation of which Mr. Robert L. Novitsky is also the President and a Director. Mr. Novitsky is also the President and director of the Company, the President of Camden, and a minority shareholder of Camden, owning ten percent (10%) of Camden. For the three months ended December 31, 1998, and the years ended September 30, 1998, and 1997, the Company paid rent of Cdn $5,100, Cdn $20,400, and Cdn $20,400, respectively.

        During the three months ended December 31, 1998, the Company had loans outstanding in the aggregate amount of $373,605 due to Kafus and its affiliate. The loans are non-interest bearing with no specific terms of repayment.

Item 8.  Description of Securities

        The Company is authorized to issue 100,000,000 shares of Common Stock, par value $.01, of which 27,559,000 were outstanding as of September 30, 1999, and 25,000,000 shares of Preferred Stock, par value $.01. As of September 30, 1999, no Preferred Stock was outstanding.

Common Stock

        Each holder of record of shares of Common Stock is entitled to one vote for each share so held on all matters requiring a vote of shareholders, including the election of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the Common Stock. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to participate in the assets of the Company available for distribution after satisfaction of Preferred Stock and the claims of creditors.

Preferred Stock

        The Board of  Directors  has not  established  any  series of  Preferred
Stock.

                                            PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

        The Company's Common Stock began trading on the OTC Bulletin Board under the symbol "HYTN" on September 30, 1998. The Company has a limited market for its Common Stock with no real trading volume. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The high and low prices of the Company's Common Stock on a quarterly basis since September 30, 1998, are as follows:

Quarter                          High              Low
-----------------             -------           -------
December 31, 1998               $2.00             $0.19
March 31, 1999                   3.00             $1.50
June 30, 1999                    2.25(1)          $1.75(1)


(1) Represents date of last know trade of May 28, 1999.

Item 2.  Legal Proceedings.

        Neither the Company nor Camden is involved in any legal proceeding.

Item 3.  Changes in and Disagreements with Accountants

        None

Item 4.  Recent Sales of Unregistered Securities

        On April 20, 1998, the Company sold 6,059,000 shares of Common Stock to approximately 30 purchasers for $60,590. This transaction was exempt from registration pursuant to Regulation D, Rule 504. No commissions were paid in the transaction.

        On November 2, 1998, the Company issued 20,000,000 shares of Common Stock to Kafus Industries Ltd. in exchange for all of the common shares of Camden Agro-Systems Inc. owned by Kafus Industries Ltd. This transaction was exempt from registration upon reliance of Section 4(2) and Regulation D of the Securities Act. In connection with the exchange, an unaffiliated party received 500,000 shares of Common Stock of the Company as a finder's fee.

Item 5.  Indemnification of Directors and Officers

        The Company has adopted Section 78.751 of the Domestic and Foreign Corporation Laws of the State of Nevada in its bylaws. Section 78.751 states:

               1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

               2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.
        Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                                           PART F/S

        The Company's financial statements for the years ended September 30, 1997 and 1998, the three months ended December 31, 1998, and for the six months ended June 30, 1999, are attached to this Registration Statement.


                                           PART III

Item 1.  Index to Exhibits

        Part III - Item 2.

Item 2.  Description of Exhibits

        2.1 Plan and Agreement of Reorganization, dated November 2, 1998, between the Company and Kafus Environmental Industries Ltd.
        3.1 Amended and Restated Articles of Incorporation of Hyaton Company Incorporated
        3.2 Amended Articles of Incorporation of Hyaton Company Incorporated changing its name to Hyaton Organics Inc.
        3.3    Amended and Restated Bylaws of the Company
       10.1 Option Agreement between Robert Novitsky and Hyaton Company Incorporated*



*  To be filed by amendment

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   HYATON ORGANICS INC.



Dated: October 24, 1999                          /s/   Robert Novitsky
                                                 -------------------------------
                                                 By:  Robert Novitsky, President

                           HYATON COMPANY INCORPORATED
                        (a development stage enterprise)


                          INDEX TO FINANCIAL STATEMENTS




June 30, 1999

Consolidated Balance Sheet...................................................F-2

Consolidated Statements of Operations ad Deficit.............................F-3

Consolidated Statements of Cash Flows........................................F-4


December 31, 1998, and September 30, 1998

Auditors' Report.............................................................F-5

Consolidated Balance Sheet...................................................F-6

Consolidated Statements of Operations and Deficit............................F-7

Consolidated Statements of Cash Flows........................................F-8

Notes to Consolidated Financial Statements...................................F-9

Hyaton Company Incorporated
(a development stage enterprise)

Consolidated Balance Sheets
(Expressed in U.S. Dollars)

(Unaudited - Prepared Internally by Management)


----------------------------------------------------------------------------------------------
                                                                    June 30,      June 30,
                                                                        1999          1998
----------------------------------------------------------------------------------------------
Assets

Current assets:
    Cash                                                        $      7,214   $     4,101
    Accounts receivable and other                                     15,432        10,424
----------------------------------------------------------------------------------------------
                                                                      22,646        14,525

Computer equipment, net of accumulated depreciation of $415            1,527         1,300

----------------------------------------------------------------------------------------------
                                                                $     24,173   $    15,825
----------------------------------------------------------------------------------------------

Liabilities and Shareholders' Deficiency

Current liabilities:
    Accounts payable and accrued liabilities                    $     23,568   $     1,977
    Loans from related parties                                       641,994       192,611
----------------------------------------------------------------------------------------------
                                                                     665,562       194,588
Shareholders' deficiency:
    Capital stock:
        Authorized:
         100,000,000 common shares with a par value of $0.01
         25,000,000 preference shares with a par value of $0.01
        Issued:
         27,559,000  common shares                                   276,247           657
    Deficit accumulated during the development stage                (908,007)     (183,490)
    Other comprehensive income:
        Cumulative translation adjustment                             (9,629)        4,070
----------------------------------------------------------------------------------------------
                                                                    (641,389)     (178,763)
----------------------------------------------------------------------------------------------

                                                                $     24,173   $    15,825
----------------------------------------------------------------------------------------------


Hyaton Company Incorporated
(a development stage enterprise)

Consolidated Statements of Operations and Deficit
(Expressed in U.S. Dollars)

(Unaudited - Prepared Internally by Management)


----------------------------------------------------------------------------------------------
                                                                   Six Month     Six Month
                                                                Period Ended    Period Ended
----------------------------------------------------------------------------------------------
                                                                    June 30,      June 30,
                                                                        1999          1998
----------------------------------------------------------------------------------------------

Revenue                                                         $     (1,702)   $    5,180

Expenses:
    Consulting and other professional fees                           154,067        40,655
    Product development and research costs                            35,770        63,816
    Administrative and other expenses                                 24,698        11,581
----------------------------------------------------------------------------------------------
                                                                     214,535       116,052
----------------------------------------------------------------------------------------------

Net loss                                                             216,237       110,872

Deficit accumulated during the
  development stage, beginning of period                             691,770        72,618
----------------------------------------------------------------------------------------------
Deficit accumulated during the
  development stage, end of period                              $    908,007   $   183,490
----------------------------------------------------------------------------------------------

Basic loss per share                                            $       0.01   $      0.01
Weighted average number of shares
  outstanding                                                     27,559,000    20,000,000
----------------------------------------------------------------------------------------------



Hyaton Company Incorporated
(a development stage enterprise)

Consolidated Statements of Cash Flows
 (Expressed in U.S. Dollars)

(Unaudited - Prepared Internally by Management)


----------------------------------------------------------------------------------------------
                                                                   Six Month        Six Month
                                                                Period Ended     Period Ended
                                                                    June 30,         June 30,
                                                                        1999             1998
----------------------------------------------------------------------------------------------

Cash flows from operating activities:
    Net loss                                                    $   (216,237)  $  (110,872)
    Item not involving the use of cash:
        Depreciation                                                      19            -
    Changes in non-cash operating working capital:
        Accounts receivable and other                                 25,676        (9,714)
        Accounts payable and accrued liabilities                     (14,793)          111
----------------------------------------------------------------------------------------------
                                                                    (205,335)     (120,475)
Cash flows from investing activities:
    Acquisition of computer equipment                                     -         (1,300)
----------------------------------------------------------------------------------------------

Cash flows from financing activities: Loans from related parties:
        Kafus Industries Ltd.                                        172,222        12,955
        Cameron Strategic Planning Ltd.                               54,847        36,191
        Mr. Robert L. Novitsky                                         2,114        41,199
        Notra Environmental Services Ltd.                                 -          6,008
----------------------------------------------------------------------------------------------
                                                                     229,183        96,353

Effect of exchange rate changes on foreign
  currency cash balances                                             (25,844)        2,482
----------------------------------------------------------------------------------------------

Increase (decrease) in cash                                           (1,996)      (22,940)

Cash, beginning of period                                              9,210        27,041

----------------------------------------------------------------------------------------------

Cash, end of period                                             $      7,214   $     4,101
----------------------------------------------------------------------------------------------

Supplementary information:
    Interest paid                                               $         -    $        -
    Income taxes paid                                                  1,354            -
    Non-cash transactions:
        Issuance of common shares:
           For investment in Camden Agro-Systems Inc.                   -               -
           As a financing fee                                           -               -
----------------------------------------------------------------------------------------------


Auditors' Report

To the Board of Directors
Hyaton Company Incorporated


We have audited the consolidated balance sheet of Hyaton Company Incorporated (a development stage enterprise) as at December 31, 1998 and the consolidated statements of operations and deficit and cash flows for the three months ended December 31, 1998, the years ended September 30, 1998 and 1997, and the period from November 24, 1994 (incorporation) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for the three months ended December 31, 1998, the years ended September 30, 1998 and 1997, and the period from November 24, 1994 (incorporation) through December 31, 1998 in accordance with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1, the Company is dependent on raising financing to fund the construction of a manufacturing facility for its patented fertilizer products and the attainment of profitable operations, which although consistent with management's plans and intentions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.





(Signed) KPMG LLP



Chartered Accountants


Vancouver, Canada

September 14, 1999

Hyaton Company Incorporated
(a development stage enterprise)

Consolidated Balance Sheet
(expressed in U.S. dollars)

December 31, 1998


----------------------------------------------------------------------------------------------

Assets

Current assets:
    Cash                                                                        $    9,210
    Accounts receivable and other (note 3)                                          41,108
----------------------------------------------------------------------------------------------
                                                                                    50,318

Computer equipment, net of accumulated depreciation
  of $394 (September 30, 1998 - $280)                                                1,474
----------------------------------------------------------------------------------------------
                                                                                $   51,792
----------------------------------------------------------------------------------------------

Liabilities and Shareholders' Deficiency

Current liabilities:
    Accounts payable and accrued liabilities (note 3)                           $   38,289
    Loans from related parties (note 3)                                            412,811
----------------------------------------------------------------------------------------------
                                                                                   451,100

Shareholders' deficiency:
    Capital stock (note 4):
        Authorized:
         100,000,000 common shares with a par value of $0.01
          25,000,000 preference shares with a par value of $0.01
        Issued:
          27,559,000 common shares                                                 276,247
    Deficit accumulated during the development stage                              (691,770)
    Other comprehensive income (note 5):
        Cumulative translation adjustment                                           16,215
----------------------------------------------------------------------------------------------
                                                                                  (399,308)
Contingencies (note 6)
----------------------------------------------------------------------------------------------
                                                                                $   51,792
----------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Hyaton Company Incorporated
(a development stage enterprise)

Consolidated Statements of Operations and Deficit
(expressed in U.S. dollars)



----------------------------------------------------------------------------------------------------
                                                                                   For the period
                                   Three months                                       November 24,
                                          ended       Year ended      Year ended           1994 to
                                   December 31,    September 30,   September 30,      December 31,
                                           1998             1998            1997              1998

----------------------------------------------------------------------------------------------------

Revenue                              $   36,465     $    2,805        $        -       $      48,413

Expenses (note 3):
    Consulting and other
      professional fees                  69,692         97,504             6,676             185,312
    Product development and
      research costs                     64,092        126,770             2,243             193,400
    Travel                                1,389         22,083             6,022              29,492
    Administrative and other expenses    27,423         24,996             7,118              61,389

----------------------------------------------------------------------------------------------------
                                        162,596        271,353            22,059             469,593

----------------------------------------------------------------------------------------------------

Net loss                                126,131        268,548            22,059             421,180

Deficit accumulated during the
  development stage, beginning
  of period                             295,049         26,501             4,442                   -

Charge to deficit (note 1)              270,590             -                  -             270,590

----------------------------------------------------------------------------------------------------

Deficit accumulated during the
  development stage, end of period   $  691,770     $  295,049        $   26,501           $ 691,770

----------------------------------------------------------------------------------------------------

Basic loss per share                 $     0.01     $     0.01        $        -           $    0.02
Weighted average number of shares
  outstanding                        24,847,620     20,000,000        20,000,000          20,297,916

----------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

Hyaton Company Incorporated
(a development stage enterprise)

Consolidated Statements of Cash Flows
(expressed in U.S. dollars)



----------------------------------------------------------------------------------------------------
                                                                                   For the period
                                   Three months                                       November 24,
                                          ended       Year ended      Year ended           1994 to
                                   December 31,    September 30,   September 30,      December 31,
                                           1998             1998            1997              1998

----------------------------------------------------------------------------------------------------




Cash flows from (used in) operating activities:
    Net loss                         $ (126,131)    $ (268,548)      $  (22,059)          $(421,180)
    Items not involving the use of
      cash:
        Depreciation                        114            280                -                 394
        Shares issued as a financing fee  5,000             -                 -               5,000
    Changes in non-cash operating working capital:
        Accounts receivable             (37,549)         2,403            4,007             (33,663)
        Accounts payable                 20,550         10,730            9,326              31,355
        Deposit on building                  -          10,158          (10,158)                  -

----------------------------------------------------------------------------------------------------
                                       (138,016)      (244,977)         (18,884)           (418,094)

----------------------------------------------------------------------------------------------------

Cash flows used in investing activities:
    Capital expenditures                     -          (1,868)               -              (1,868)

----------------------------------------------------------------------------------------------------

Cash flows from financing activities:
    Issuance of common shares                -              -                 -                 657
    Loans from related parties:
        Kafus Industries Ltd.           132,149         19,900                -             152,049
        Cameron Strategic Planning Ltd.  14,470        174,060           32,849             238,390
        Mr. Robert L. Novitsky               -          39,744                -              39,744

----------------------------------------------------------------------------------------------------
                                        146,619        233,704           32,849             430,840

----------------------------------------------------------------------------------------------------

Effect of exchange rate changes on
  foreign currency cash balances           (127)           (74)            (205)             (1,668)

----------------------------------------------------------------------------------------------------

Increase (decrease) in cash               8,476        (13,215)          13,760               9,210

Cash, beginning of period                   734         13,949              189                   -

----------------------------------------------------------------------------------------------------

Cash, end of period                  $    9,210     $      734       $   13,949           $   9,210

----------------------------------------------------------------------------------------------------

Supplementary information:
    Interest paid                    $       -      $       -        $        -           $       -
    Income taxes paid                        -              -                 -                   -
    Non-cash transactions:
        Issuance of common shares:
           For investment in CASI       270,590             -                 -             270,590
           As a financing fee             5,000             -                 -               5,000

----------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Hyaton Company Incorporated
(a development stage enterprise)

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)



1.  Nature and continuance of operations:

    Hyaton Company Incorporated ("Hyaton") was incorporated pursuant to the laws of the State of Nevada on August 20, 1996. Effective November 2, 1998, Hyaton holds a 90% investment in Camden Agro-System Inc. ("CASI"), a Canadian company, as its sole asset. Prior to that date Hyaton was inactive.

    CASI was incorporated under the Ontario Business Corporations Act (1982) on November 24, 1994 to carry on the business of management consulting and product development. CASI's efforts have focused primarily on the development of organic fertilizers and animal feed from animal waste. In early 1999, CASI's management discontinued its efforts towards the development of organic animal feed.

    Pursuant to the Plan and Agreement of Reorganization dated November 2, 1998, Hyaton issued 20,000,000 common shares from treasury for 9,000 issued and outstanding common shares of CASI representing a 90% holding in CASI. In addition, the agreement provides for the issuance of additional shares of Hyaton to the vendor of the 9,000 common shares of CASI at a rate of one common share for every $0.20 of earnings before interest, tax, amortization and depreciation for the period from November 2, 1998 to the earlier of November 2, 2000 or 18 months from the commencement of commercial operations. Furthermore, the agreement provides for additional share issuances at a rate of one share for every $0.05 of losses incurred by the vendor under the indemnification granted to the vendor against any legal claims and other contingencies. Related to the agreement, 500,000 common shares of Hyaton were issued to Securities Trading Services Inc., an unrelated party as a financing fee.

    The agreement resulted in control of Hyaton passing to the former shareholders of CASI. Under the accounting for the transaction in accordance with reverse take-over accounting principles, CASI is identified as the acquirer and Hyaton as the acquired party. The financial statements reflect the operations of CASI with the activities of Hyaton consolidated from November 2, 1998, the date of the acquisition. The comparative figures presented are those of CASI.

    At the date of the reorganization, the net assets of Hyaton were nominal. The par value of Hyaton shares issued of $275,590 has been included in capital stock with an offset of $270,590 to the deficit and $5,000 to consulting fee expense. In accordance with practices adopted in the United States, the excess of $13,879 of the costs incurred over the cash on hand in Hyaton at the date of acquisition has been charged to expense. The contingent shares issuable by Hyaton will be accounted for as an additional part of the cost of purchase, if and when issued.

    Consideration:
        Par value of common shares issued              $  275,590
        Costs                                              13,879

                                                       $  289,469

Hyaton Company Incorporated
(a development stage enterprise)

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)


1.  Nature and continuance of operations (continued):

    Consideration applied to:
        Net assets                                            $       -
        Less:
           Consulting expense                                     5,000
           Cash costs incurred in excess of cash on hand         13,879
           Charge to retained earnings                          270,590
-----------------------------------------------------------------------
                                                             $  289,469
-----------------------------------------------------------------------

    (a) Future operations:

        These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses and has not generated profitable operations since inception. The continuance of the Company as a going concern is dependent on obtaining financing for continued operations and the construction of a manufacturing facility for its fertilizers, the attainment of profitable operations, which are consistent with management's plans and intentions, and the avoidance of any cash costs from early redemption of loans from related parties. If the Company is unable to achieve these objectives, it may be obligated to liquidate certain assets in settlement of liabilities and the value achieved on settlement may be less than the assets' carrying values.

    (b) Development stage enterprise:

        For U.S. accounting purposes the Company is considered to be a development stage enterprise from the inception of CASI on November 24, 1994 to December 31, 1998 as its efforts are primarily directed towards the development of a new product. The identification of an entity as a development stage enterprise does not impact the measurement and recognition principles applied in these consolidated financial statements but does require the disclosure of specified cumulation from inception and other information.


2. Significant accounting policies:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

    (a) Principles of presentation:

        These consolidated financial statements include the accounts of Hyaton and its 90% owned subsidiary, CASI.

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Hyaton Company Incorporated
(a development stage enterprise)

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)


2.  Significant accounting policies (continued):

    (b) Foreign currency translation:

        These consolidated financial statements are presented in U.S. dollars. Hyaton's functional currency is the U.S. dollar. The functional currency of CASI is the Canadian dollar as the majority of its operations occur in Canada and are conducted in Canadian dollars. The Canadian dollar accounts have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average exchange rate for the period for amounts included in the determination of income. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity in the consolidated balance sheet.

        Transactions denominated in other than the operation's functional currency are measured at exchange rates in effect at the date of the transactions with exchange gains and losses included in the determination of income.

    (c) Computer equipment:

        Computer equipment is recorded at cost. Depreciation will be calculated on the declining-balance basis from the date of acquisition.

    (d) Loss per share:

        Loss per share is calculated using the weighted average number of shares outstanding during the fiscal period. This average includes as outstanding common shares, shares issued in a reporting period from the date of their issuance. Fully diluted per share amounts are not presented as the effect of outstanding convertible securities and warrants is anti-dilutive.

    (e) Income taxes:

        The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that the realizability of the benefit of deferred tax assets is not more likely than not, a valuation allowance is provided.

    (f) Impairment of long-lived assets:

        Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Hyaton Company Incorporated
(a development stage enterprise)

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)


2.  Significant accounting policies (continued):

    (g) Concentration of risk:

        The Company was formed to develop, operate, finance, and construct a manufacturing facility which will produce high quality fertilizer products from animal waste. Because a project of this scope and technology has not yet been completed, there is concentration of risk inherent in the Company's business, including, but not limited to, technology, construction, financing, and operations risk.

    (h) Revenue recognition:

        Revenue  relating  to  consulting   services  are  recognized  when  the
        professional services have been rendered.

    (i) Research and development costs:

        Research and developments costs are expensed as incurred.


3. Related party transactions and balances:

    Kafus Industries Ltd., a public company is a majority shareholder of the Company. Cameron Strategic Planning Ltd., a private Canadian company is a subsidiary of Kafus Industries Ltd.

    Mr. Robert L. Novitsky is an officer of the Company and a shareholder and officer of CASI.

    The  Company  has  entered  into  the  following   material   related  party
transactions:

    (a) Loans from related parties:

        Loans from related parties consist of the following:

---------------------------------------------------------------------------

        Kafus Industries Ltd.                   $ 149,457
        Cameron Strategic Planning Ltd.           224,148
        Mr. Robert L. Novitsky                     39,206
---------------------------------------------------------------------------
                                                $ 412,811
---------------------------------------------------------------------------

        The loans from related parties are non-interest bearing with no specific terms of repayment. The loan from Mr. Robert L. Novitsky is convertible into common shares of the Company, prior to financing of the first manufacturing plant, on a mutually acceptable basis.

    (b) Accounts payable:

        Included in accounts payable is an amount of $5,052 payable to a private company controlled by an officer of the Company.

    (c) The Company has been charged administrative, management and consulting fees aggregating $34,777 (September 30, 1998 - $70,365; 1997 - $5,481)
        by certain officers, directors and private companies controlled by them.

Hyaton Company Incorporated
(a development stage enterprise)

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)


4.  Capital stock:

     Issued:

    Share capital is comprised of:


-------------------------------------------------------------------------------
                                                                 December 31,
                                                                        1998
-------------------------------------------------------------------------------

    Common shares                                                   276,247
    Preference shares                                                     -
-------------------------------------------------------------------------------
                                                                    276,247
-------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
                                                                   Number         Assigned
                                                                of shares            value
----------------------------------------------------------------------------------------------

    Issued for cash at inception, November 24, 1994                 1,000        $     657
----------------------------------------------------------------------------------------------

    Issued and outstanding at September 30, 1997 and
      September 30, 1998                                            1,000              657

    Issued during period ended December 31, 1998:
    For investment in CASI                                     27,058,000          270,590
    For financing fee                                             500,000            5,000
----------------------------------------------------------------------------------------------
Issued and outstanding at December 31, 1998                    27,559,000        $ 276,247
----------------------------------------------------------------------------------------------


    The Company has no stock options outstanding.

5.  Comprehensive income:

    The Company is required to disclose changes in other comprehensive income, which include gains and losses that affect shareholders' equity but are excluded from net income. The components of comprehensive income to the Company are net loss and changes in the foreign currency cumulative translation adjustment account.


-------------------------------------------------------------------------------------------------
                                                                                  For the period
                                   Three months                                     November 24,
                                          ended       Year ended      Year ended         1994 to
                                   December 31,     September 30,  September 30,    December 31,
                                           1998             1998            1997            1998
-------------------------------------------------------------------------------------------------

Comprehensive income:
   Net loss                          $ (126,131)    $ (268,548)       $ (22,059)       $(421,180)
   Currency translation adjustment        4,261         15,216           (3,339)          16,215
-------------------------------------------------------------------------------------------------
                                     $ (121,870)    $ (253,332)       $ (25,398)       $(404,965)
-------------------------------------------------------------------------------------------------


Hyaton Company Incorporated
(a development stage enterprise)

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)



6.  Contingencies:

    (a) Litigation:

        In the normal course of business, the Company may be subject to various claims and contingencies related to lawsuits, taxes and other matters. Management believes the ultimate liability, if any, arising from such claims or contingencies is not likely to have a material adverse effect on the Company's results of operations or financial condition.

    (b) Uncertainty due to the Year 2000:

        The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


7.  Income taxes:

    The Company has approximately $360,000 of non-capital losses carried forward available to reduce taxable income otherwise calculated in Canada. These losses expire up to 2002.


--------------------------------------------------------------------------------

    Future tax asset:
        Non-capital loss carry forwards                              $  360,000
        Less valuation allowance                                       (360,000)

--------------------------------------------------------------------------------
Net future tax assets                                                $       -
--------------------------------------------------------------------------------
Future tax liabilities                                               $       -
--------------------------------------------------------------------------------

8.  Financial instruments:

    (a) Fair value:

        The fair values of financial instruments included in current assets and liabilities (excluding loans from related parties) are equal to their carrying values due to their ability for prompt liquidation or the short-term to their settlement.

        The fair value of loans from related parties cannot be reasonably estimated due to the nature of the amounts due and their relationship between the liable party and the Company and the lack of a ready independent market for such amounts payable.

Hyaton Company Incorporated
(a development stage enterprise)

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)

8.  Financial instruments:

    (b) Currency fluctuation risk:

        The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations or these financial statements. However, as the majority of assets and liabilities are located in Canada and originally denominated in Canadian dollars, management does not believe it faces any significant foreign currency fluctuation risk.


9.  Segmented information:

    At December 31, 1998, the Company's operations were primarily situated in Canada or related to operations that are situated in Canada. Through CASI, the Company's primary focus is on the manufacturing of organic fertilizer from animal waste. Accordingly, the Company is considered to operate in a single operating and geographic segment.